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                                                                      EXHIBIT 12

                          VISHAY INTERTECHNOLOGY, INC.

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                ($ in thousands)

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                                           1999          1998          1997          1996          1995
                                         ________      ________      ________       _______      ________


Earnings:
Income before minority interest          $134,711       $42,646      $ 89,561       $70,846      $123,255
 and income taxes
Fixed charges                              61,290        57,384        22,331        20,979        33,406
Less equity in net income of                2,195         1,084         1,090           318           727
 affiliate
                                         ________      ________      ________       _______      ________
Earnings, as adjusted                    $193,806       $98,946      $110,802       $91,507      $155,934
                                         ========       =======      ========       =======      ========

Fixed Charges:
Interest expense                         $ 53,296       $49,038      $ 18,819       $17,408      $ 29,433
Portion of rent expense                     7,130         7,901         3,138         3,226         3,328
 representative of interest
Amortization of deferred issue                864           445           374           345           645
 costs
                                         ________      ________      ________       _______      ________
Total fixed charges                      $ 61,290       $57,384      $ 22,331       $20,979      $ 33,406
                                         ========       =======      ========       =======      ========


Ratio of earnings to fixed charges           3.16          1.72          4.96          4.36          4.67
                                         ========       =======      ========       =======      ========
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